REGNUM CORP.

1541 Ocean Avenue

Santa Monica, CA 90401

Tel: (310) 881-6954

April 5, 2018

VIA EMAIL AND EDGAR

Jim Dunn

Jean Yu

Julie Griffith

Justin Dobbie - Legal Branch Chief

U.S. SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE

100 F. Street, N.E.

Washington, D.C. 20549

GriffithJ@SEC.GOV

Re:	Regnum Corp.
Amendment No. 3 Registration Statement on Form S-1 Filed March 28, 2018 as amended File No. 333-222083

Acceleration Request

Requested Date: April 9, 2018

Requested Time: 5:00 PM Eastern Time

Dear Sirs/Mesdames:

Regnum Corp. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-1 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes John D. Thomas, Esq., counsel to the Registrant, to orally modify or withdraw this current request for acceleration.

The Registrant hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. SECURITIES & EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE

April 5, 2018

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Thomas at (801) 816-2536.

Very truly yours, REGNUM CORP.

By:	/s/ Tiffani Jones
Tiffani Jones
President